ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56. факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________

Кор.счет ____________________

БИК ____________________

ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 02.02.2007г. № 10.3.1/06-454

на № __________ от __________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

07020944

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF A JOINT-STOCK COMPANY"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Date of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: *26th January 2007*

2.2. Date and number of the Minutes of the meeting of the Board of Directors (supervisory board) of a Joint – Stock Company at which the corresponding decision was adopted: *29th January 2007, Minutes № 22.*

2.3. Substance of the decision adopted by the Board of Directors (supervisory board) of a Joint –Stock Company:

1. ***To change the numerical composition of UTK's Management Board from 7 to 8 members.***
2. ***To appoint Arkady Arkadievich Samoylov, Deputy Director General –Commercial Director of "UTK" PJSC as a member of the Management Board***

Full name of the person	Shareholding in the authorized capital of the Joint –Stock Company	Shareholding of the common stock of the Joint –Stock Company	Shareholding in the authorized capitals of the Joint –Stock Company's subsidiaries/associates	Share of common stock of the Joint –Stock Company's subsidiaries/ associates owned by the person	Share of common stock of the Joint –Stock Company and/or its subsidiaries and associates that can be acquired by the person in accordance with his rights to options of the Joint –Stock Company and/or its subsidiaries and associates
Arkady Arkadievich Samoylov	0	0	0	0	0

3. Signature

3.1. Deputy Director General – Director for Economics and Finance	(signature)	A. A. Dobryakov
3.2. Date " 29 " January 20 07	Official seal	

END